UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   QUART, BARRY D.
   10350 North Torrey Pines Road
   La Jolla, CA  92037
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   AGOURON PHARMACEUTICALS, INC.
   (AGPH)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   05/31/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, Regulatory Affairs
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |05/02/|M   | |9,000             |A  |$10.375    |                   |      |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |05/02/|M   | |3,000             |A  |$8.500     |                   |      |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |05/02/|S   | |3,000             |D  |$68.125    |                   |      |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |05/02/|M   | |3,000             |A  |$8.500     |                   |      |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |05/02/|S   | |3,000             |D  |$68.000    |9,483***           |D     |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option (Right to Buy) |$10.375 |05/02|M   | |9,000      |D  |*    |11/03|Common Stock|9,000  |       |            |   |            |
                      |        |/97  |    | |           |   |     |/03  |            |       |       |            |   |            |
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Option (Right to Buy) |$8.500  |05/02|M   | |3,000      |D  |**   |06/06|Common Stock|3,000  |       |            |   |            |
                      |        |/97  |    | |           |   |     |/03  |            |       |       |            |   |            |
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Option (Right to Buy) |$8.500  |05/02|M   | |3,000      |D  |**   |06/06|Common Stock|3,000  |       |99,800      |D  |            |
                      |        |/97  |    | |           |   |     |/03  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
   *Option granted 11/04/93 and vests 25% per year commencing 11/04/94 until fully vested.
 ** Option granted 06/07/93 and vests 25% per year commencing 06/07/94 until fully vested.
*** This figure includes 51 shares acquired under Agouron's Employee Stock Purchase Plan on 12/31/96.
SIGNATURE OF REPORTING PERSON
/s/ Barry D. Quart
DATE
06/05/97